Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

General

DIRTT Environmental Solutions Ltd. (“DIRTT,” the “Company,” “the Corporation,” “we” or “our”) is amalgamated in Alberta, Canada, under the Business Corporations Act (Alberta) (as amended, the “ABCA”).

The following is a description of DIRTT’s common shares, without par value (“Common Shares”), which are the only securities of DIRTT registered pursuant to Section 12 of the Securities Exchange Act of 1934. This brief description is based upon our amended and restated articles of amalgamation (“articles of amalgamation”), our amended and restated by-laws (“by-laws”), and provisions of applicable law. The following description does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our articles of amalgamation and our by-laws, which are incorporated by reference or filed as exhibits to our most recent Annual Report on Form 10-K and are incorporated by reference herein, and amendments or restatements of each will be filed with the Securities and Exchange Commission (the “SEC”) in future periodic or current reports in accordance with SEC rules.

For more detailed information about the rights of DIRTT’s Common Shares, you should refer to our articles of amalgamation, our by-laws, and provisions of applicable law.

Authorized Shares and Capital Structure

Under our articles of amalgamation, we have the authority to issue: (i) an unlimited number of Common Shares, and (ii) an unlimited number of preferred shares issuable in one or more series having the designation, rights, privileges and conditions attaching to each series of such shares as the directors may fix by resolutions from time to time before the issuance thereof, and each series to consist of such number of shares as may, before the issuance thereof, be determined by resolution of the directors, except that the directors may not issue any preferred shares if by doing so the aggregate number of preferred shares that would then be issued and outstanding would exceed 20% of the aggregate number of Common Shares then issued and outstanding. Under Alberta law, there is no franchise tax on our authorized share capital.

Common Shares. The holders of Common Shares are entitled to notice of and to attend all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote) and are entitled to one vote per Common Share. Holders of Common Shares are not entitled to cumulative voting rights in respect of the election of directors or otherwise. There are no restrictions on foreign holders voting our Common Shares. Holders of Common Shares are entitled to receive, if, as and when declared by our board of directors (the “Board”), such dividends as may be declared thereon by the Board from time to time; provided that the Company may declare dividends on any class of shares to the exclusion of any other class without being obliged to declare any dividends on the Common Shares. In the event of dissolution, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, our holders of Common Shares are entitled to share equally on a pro rata basis in the remaining property of the Company.

Our outstanding Common Shares are fully paid and non-assessable.

Preferred Shares. We do not have any preferred shares currently outstanding. Pursuant to our articles of amalgamation, our Board has the authority, without further action by our shareholders, to issue from time to time preferred shares in one or more series. Our Board may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the preferred shares, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred shares could have the effect of restricting dividends on our Common Shares, diluting the voting power of our Common Shares, impairing the liquidation rights of our Common Shares, or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of our Common Shares. Any preferred shares so issued may rank senior to our Common Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. Pursuant to our articles of amalgamation, the Board may not issue any preferred shares if by doing so the aggregate number of preferred shares that would then be issued and outstanding would exceed by 20% of the aggregate number of Common Shares then issued and outstanding. We currently have no plans to issue any preferred shares.

Shareholder Approval; Vote on Extraordinary Corporate Transactions. Under the ABCA, certain extraordinary corporate actions, such as a name change, amalgamations (other than with certain affiliated corporations), continuances to another jurisdiction and sales, leases or exchanges of all, or substantially all, of the property of a corporation (other than in the ordinary course of business), and other extraordinary corporate actions such as liquidations, dissolutions and arrangements (if ordered by a court), are required to be approved by a “special resolution” of shareholders.

A “special resolution” is a resolution (i) passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution, or (ii) signed by all shareholders entitled to vote on the resolution. In specified cases, a special resolution to approve an extraordinary corporate action is required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Amendments to the Governing Documents. Under the ABCA, amendments to the articles of a corporation generally require approval by special resolution of shareholders. If the proposed amendment would affect a particular class of shares in certain specified ways, the holders of shares of that class are entitled to vote separately as a class on the proposed amendment, whether or not the shares otherwise carry the right to vote.

The ABCA allows the directors, by resolution, to make, amend or repeal any by-laws that regulate the business or affairs of the corporation. When directors make, amend or repeal a by-law, they are required, under the ABCA, to submit the change to shareholders at the next meeting of shareholders. Shareholders may confirm, reject or amend the by-law, the amendment or the repeal with the approval of a majority of the votes cast by shareholders who voted on the resolution. If a by-law, or an amendment or a repeal of a by-law, is rejected by the shareholders, or if the directors do not submit a by-law, or an amendment or a repeal of a by-law, to the shareholders, the by-law, amendment or repeal ceases to be effective and no subsequent resolution of the directors to make, amend or repeal a by-law having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended, by the shareholders.

Quorum of Shareholders. The ABCA provides that, unless the by-laws provide otherwise, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. Our by-laws provide that a quorum is present if there are at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate at least 33-1/3% of our outstanding shares carrying voting rights at the meeting of shareholders.

Calling Meetings. The ABCA provides that the directors shall call an annual meeting of shareholders not later than 15 months after the last preceding annual meeting, and may at any time call a special meeting of shareholders. Pursuant to our articles of amalgamation and our by-laws, meetings of shareholders may be held inside or outside Alberta at such place as may be determined by the Board from time to time. The Registered Holders or beneficial owners (as defined in the ABCA) of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition, but the beneficial owners of shares do not thereby acquire the direct right to vote at the meeting that is the subject of the requisition.

Shareholder Consent in Lieu of Meeting. Under the ABCA, a resolution in writing signed by all of the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of shareholders.

Director Election, Qualification and Number. The ABCA provides for the election of directors by a plurality vote (i.e., shareholders may either vote “for” or “withhold” from voting for a director) at an annual meeting of shareholders. The ABCA states that a corporation shall have one or more directors but a reporting issuer whose shares are held by more than one person shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Pursuant to the majority voting policy of the Company (the “Majority Voting Policy”), if any director nominee receives a number of votes “withheld” from his or her election equal to or greater than votes “for” such election, such nominee shall submit his or her offer of resignation to the lead director or Chair of the Board. The Corporate Governance and Compensation Committee (“CGCC”) will review such resignation offer and make a recommendation to the Board of whether or not to accept it. The CGCC is expected to recommend acceptance of the resignation offer to the Board, and the Board is expected to accept such recommendation and resignation offer, except where exceptional circumstances would warrant the director nominee continuing to serve on the Board. The director nominee will not participate in any deliberations of the CGCC or the Board with respect to his or her resignation offer. Within 90 days of receiving the resignation offer, the Board will make a decision and issue a press release announcing whether it has accepted or rejected the director nominee’s resignation. The resignation will be effective only when accepted by the Board. The Majority Voting Policy of the Company does not apply to contested elections in which the number of director nominees for election is greater than the number of director positions on the Board.

Vacancies on Board of Directors. Under the ABCA, a vacancy among the directors created by the removal of a director may be filled at the meeting of shareholders at which the director is removed. The ABCA also allows a vacancy on the Board to be filled by a quorum of directors, except when the vacancy is a result of an increase in the number or minimum number of directors or a failure to elect the number or minimum number of directors required by the articles of amalgamation. In addition, the ABCA and our articles of amalgamation provide that the directors may, between annual general meetings, appoint one or more additional directors of the corporation to serve until the next annual general meeting, so long as the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

Removal of Directors; Terms of Directors. Under the ABCA, provided that the articles of amalgamation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an “ordinary resolution” at a meeting of the shareholders of that class or series.

An “ordinary resolution” means a resolution (i) passed by a majority of the votes cast by the shareholders who voted in respect of that resolution, or (ii) signed by all the shareholders entitled to vote on that resolution.

Fiduciary Duty of Directors. Directors of a corporation existing under the ABCA have fiduciary obligations to the corporation. The ABCA requires directors and officers of an Alberta corporation, in exercising their powers and discharging their duties, to act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Indemnification of Officers and Directors. Under the ABCA and pursuant to our by-laws, we will indemnify present and former directors and officers against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment that is reasonably incurred by the person in respect of any civil, criminal or administrative action or proceeding to which the person is made a party because he or she acted as a director or officer of the corporation. In order to qualify for indemnification such directors or officers must:

•
have acted honestly and in good faith with a view to the best interests of the corporation; and
•
in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, have had reasonable grounds for believing that his or her conduct was lawful.

We carry liability insurance for our and our subsidiary’s officers and directors, as permitted by our by-laws and the ABCA.

The ABCA also provides that such persons are entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred in connection with the defense of any such proceeding if the person: (i) was substantially successful on the merits in the person’s defense of the action or proceeding; (ii) otherwise meets the qualifications for indemnity described above; and (iii) is fairly and reasonably entitled to indemnity.

Dissent or Dissenters’ Appraisal Rights. The ABCA provides that shareholders of a corporation are entitled to exercise dissent rights and be paid by the corporation the fair value of their shares in connection with specified matters, including, among others:

•
an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares;
•
an amendment to the corporation’s articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;
•
an amalgamation with another corporation (other than with certain affiliated corporations);
•
a continuance under the laws of another jurisdiction; and
•
a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business.

However, a shareholder is not entitled to dissent if an amendment to the articles of the corporation is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Oppression Remedy. The ABCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to or that unfairly disregard the interests of any security holder, creditor, director or officer of the corporation if an application is made to a court by a “complainant.”

A “complainant” with respect to a corporation means any of the following:

•
a present or former Registered Holder or beneficial owner of a security of the corporation or any of its affiliates;
•
a present or former director or officer of the corporation or of any of its affiliates;
•
a creditor in respect of an application under a derivative action; or
•
any other person who, in the discretion of the court, is a proper person to make the application.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s discretion under the oppression remedy, the exercise of that discretion does not depend on a finding of a breach of legal rights.

Derivative Actions. Under the ABCA, a complainant may also apply to the court for permission to bring an action in the name of, and on behalf of, the corporation or any of its subsidiaries, or to intervene in an existing action to which the corporation or its subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on the corporation’s behalf or on behalf of its subsidiary. Under the ABCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that:

•
the complainant has given reasonable notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;
•
the complainant is acting in good faith; and
•
it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the ABCA, the court in a derivative action may make any order it sees fit, including an order: (i) authorizing the complainant to control the conduct of the lawsuit, (ii) directing payments to former and present shareholders, and (iii) requiring the corporation to pay reasonable legal fees incurred by the complainant.

Examination of Corporate Records. Under the ABCA, upon payment of a prescribed fee, a person is entitled, during usual business hours, to examine certain corporate records, such as the securities register and a list of shareholders, and to make copies of or extracts from such documents.

Advance Notice for Shareholder Proposals and Director Nominations. The ABCA permits certain eligible shareholders and beneficial owners of shares to submit shareholder proposals to the Company, which proposals may be included in the Company’s management information circular and proxy statement. To be considered for inclusion in the management information circular and proxy statement for the annual meeting of shareholders of the Company, any such shareholder proposal under the ABCA must be submitted to the Company at least 90 days before the anniversary date of the last annual meeting of shareholders.

Additionally, our current by-laws include advance notice provisions. These provisions set deadlines for a certain number of days before a shareholders’ meeting for a shareholder to notify the Company of his, her or its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. Such shareholder nominations generally must be provided to the Company (i) in the case of an annual meeting of shareholders, not less than 30 days before the date of such annual meeting and (ii) in the case of a special meeting of shareholders, no later than the close of business on the 15th day after the date on which the first public filing or announcement of the date of such special meeting was made; except that, in either instance, if notice-and-access is used for delivery of proxy related materials and the date on which the first public filing or announcement of the date of such meeting was made in respect of such meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not less than 40 days before the date of the applicable meeting. The notice must set forth specific information, as further described in our by-laws. This requirement is in addition to those set forth in the regulations adopted by the SEC under the Securities Exchange Act of 1934 or any applicable laws or regulations of Canada, including the ABCA.

Potential Anti-Takeover Effect. Certain of the foregoing provisions of DIRTT’s articles of amalgamation and by-laws, together with the provisions of the ABCA and the Rights Agreement (as defined herein) as summarized below, could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirors from making an offer to DIRTT’s shareholders and of limiting any opportunity to realize premiums over prevailing market prices for DIRTT’s Common Shares in connection therewith. This could be the case notwithstanding that a majority of DIRTT’s shareholders might benefit from such a change in control or offer.

Shareholder Rights Plan. On March 22, 2024, the Board approved and adopted a shareholder rights plan agreement by and between DIRTT and Computershare Trust Company of Canada, as rights agent (the “Original Rights Agreement”), and subsequently adopted an amended and restated shareholder rights plan agreement by and between DIRTT and Computershare Trust Company of Canada, as rights agent, effective August 2, 2024 (as amended and restated, the “Rights Agreement”). The Rights Agreement was ratified, confirmed and approved by our shareholders on September 20, 2024.

The Rights Agreement was adopted to help ensure that all shareholders of the Company are treated fairly and equally in connection with any unsolicited take-over bid or other acquisition of control of the Company (including by way of a “creeping” take-over bid). The Rights Agreement was not adopted in response to any specific proposal to acquire control of the Company, and the Board is not aware of any pending or potential take-over bid for the Company.

The Rights. Pursuant to the Rights Agreement, one right (a “Right”) was issued and attached to each Common Share as of the close of business on April 1, 2024, and one Right has been and will be issued and attach to each additional Common Share issued by the Company after such time. The issuance of the Rights will not change the manner in which shareholders trade their Common Shares.

Separation of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from the Common Shares only upon the “Separation Time,” which occurs upon the earlier of:

•
the close of business on the tenth trading day after the first date of public announcement that a person has become an “Acquiring Person” (as defined in the Rights Agreement);
•
the close of business on the tenth trading day following the date of the commencement of or first public announcement of the current intention of any person (other than the Company or any subsidiary of the Company) to commence a Take-over Bid (as defined in the Rights Agreement) (other than a Permitted Bid or a Competing Permitted Bid (as defined in the Rights Agreement)); or
•
the close of business on the tenth trading day following the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Subject to the terms of the Rights Agreement, the Rights issued under the Rights Agreement become exercisable upon the Separation Time. The Rights Agreement will not be triggered solely by the holding of 20% or more of the Common Shares by a shareholder and its affiliates, associates and joint actors prior to the date of the Rights Agreement, as any such person would be “grandfathered” subject to the terms of the Rights Agreement; however, subject to certain exceptions in the Rights Agreement, subsequent purchases of Common Shares by a “grandfathered” person after the effective date of the Rights Agreement may cause such person to become an Acquiring Person pursuant to the terms of the Rights Agreement. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof (other than the Acquiring Person and certain related persons) to purchase Common Shares at a significant discount to the market price at that time.

Under the Rights Agreement, a “Permitted Bid” is a take-over bid made in compliance with the Canadian take-over bid regime. Among other requirements, a Permitted Bid is a take-over bid that is made to all shareholders, that is open for 105 days (or such shorter period as is permitted under the Canadian take-over bid regime) and that contains certain conditions, including that no Common Shares will be taken up and paid for unless more than 50% of the Common Shares that are held by independent shareholders are tendered to the take-over bid.

Effective Date; Expiration Time. The Original Rights Agreement was effective as of March 22, 2024, and the Rights Agreement was effective Auugst 2, 2024 and was ratified, approved and confirmed by DIRTT’s shareholders on September 20, 2024. The Rights Agreement has an initial term of three years.

Flip-in Event. In the event that a person or group becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than any Acquiring Person and certain related parties, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Shares having a value equal to two times the purchase price of the Right.

Anti-dilution Adjustments. The purchase price payable, and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution, including in the event of a stock dividend on, or a subdivision, consolidation, reclassification or issuance of, the Common Shares.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price.

Redemption; Exchange. In general, the Board may, with the prior approval of the holders of the Voting Shares (as defined in the Rights Agreement) or of the holders of Rights, elect to redeem the Rights in whole, but not in part, at a price of $0.00001 per Right (subject to adjustment) at any time prior to the occurrence of a Flip-in Event.

No Rights as Shareholder. Until a Right is exercised, its holder will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of the Rights Agreement. The Company may, with the prior approval of holders of Voting Shares (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Rights Agreement. Any such amendment shall be effective from the date it is adopted by the Board, until it is confirmed or rejected by the holders of Voting Shares or Rights, as applicable. If such amendment is rejected by the shareholders, then such amendment shall cease to be effective from and after the termination of the meeting. The Company may make amendments to the Rights Agreement at any time without the prior approval of the holders of Voting Shares (or the holders of Rights if the Separation Time has occurred) to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Rights Agreement due to changes in any applicable legislation, regulations or rules.

Other Important Ownership and Exchange Controls

There is no limitation imposed by applicable Alberta law or by our articles of amalgamation on the right of a non-resident to hold or vote our Common Shares, other than as discussed herein.

Competition Act. Limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada) (the “Competition Act”). This legislation permits the Commissioner of Competition (the “Commissioner”) to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the Company. This legislation grants the Commissioner jurisdiction to seek a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal on the basis that the acquisition would, or would be likely to, substantially prevent or lessen competition. The Commissioner may do so for up to three years after the acquisition has been substantially completed, unless the acquisition is subject to notification, in which case the period is one year after the acquisition has been substantially completed.

This legislation also requires any person who intends to acquire more than 20% of our voting shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a person (and such person’s affiliates) already holds, in the aggregate, more than 20% of all of our voting shares, a notification must be filed if the acquisition of additional shares would bring such person’s (and its affiliates) holdings to over 50% if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the Competition Act prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless compliance with the waiting period has been waived or the Commissioner has issued an advance ruling certificate under section 102 of the Competition Act. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act. (“ICA”). The ICA requires any person that is non-Canadian (as defined in the ICA) who acquires “control” (as defined in the ICA) of an existing Canadian business to file a pre-closing application for review with Innovation, Science and Economic Development Canada, where prescribed financial thresholds are exceeded. The ICA generally prohibits the implementation of a reviewable transaction unless, after review, the relevant minister is satisfied that the acquisition is likely to be of a net benefit to Canada. Where the acquisition of control of a Canadian business by a non-Canadian does not meet the prescribed review thresholds, the investor is required, subject to certain exceptions, to file a notification no later than 30 days after the completion of the transaction.

Under the ICA, an investment in our Common Shares by a non-Canadian that is a private sector “trade agreement investor,” including a United States investor, would be reviewable only if it were an investment to acquire control of our business pursuant to the ICA and the enterprise value of our business (as determined pursuant to the ICA and the regulations thereto) were to be equal to or greater than C$2.079 billion. An investment in our Common Shares by a non-Canadian that is a private sector World Trade Organization member country investor would be reviewable only if the enterprise value of our business (as determined pursuant to the ICA and the regulations thereto) were to be equal to or greater than C$1.386 billion. Different rules apply if the non-Canadian investor is a “state owned enterprise” (as determined pursuant to the ICA and the regulations thereto). The ICA contains various rules to determine whether an investment is an acquisition of control of a Canadian business. For example, for purposes of determining whether an investor acquires control of a corporation by acquiring its shares, the following general rules apply, subject to certain exceptions: (i) the acquisition of a majority of the voting shares of a corporation is deemed to be acquisition of control of that corporation, (ii) the acquisition of less than a majority, but more than one-third, of the voting shares of a corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares, and (iii) the acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control of that corporation.

Under the national security regime in the ICA, the Canadian federal government may undertake a discretionary review of a broader range of investments by a non-Canadian to determine whether such investments by a non-Canadian could be “injurious to national security”. No financial threshold applies to a national security review. Review on national security grounds is at the discretion of the Canadian federal government and may occur on a pre- or post-closing basis.

There are limited exemptions to a review of an acquisition of our Common Shares under the ICA, subject to the Canadian Government’s discretion to conduct a national security review, including, generally: the acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; and the acquisition of control of our business in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA.

Other. There is no law, governmental decree or regulation in Alberta that restricts the export or import of capital or that would affect the remittance of dividends (if any) or other payments by us to non-resident holders of our Common Shares, other than withholding and other tax requirements.

Transfer Agent

The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada, located at 8th Floor, 100 University Ave., Toronto, Ontario, M5J 2Y1.

Stock Exchange Listing

Our Common Shares are listed on the TSX under the ticker symbol “DRT.”

Our Common Shares are quoted on the OTC under the ticker symbol “DRTTF.”